UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		Pearson plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii: i. Type 1 Disclosure as per the Transparency Directive II Regulation
3. Details of person subject to the notification obligationiv
Name		The Goldman Sachs Group, Inc.
City and country of registered office (if applicable)		Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v
Name		Goldman Sachs International
City and country of registered office (if applicable)		Peterborough Court, 133 Fleet Street, London EC4A 2BB, UK
5. Date on which the threshold was crossed or reachedvi:		24/09/2018
6. Date on which issuer notified (DD/MM/YYYY):		26/09/2018
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.60%	5.47%	6.06%	781,058,565
Position of previous notification (if applicable)	N/A	N/A	N/A

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0006776081	4,345,348	0.56%
US7050151056	309,391	0.04%

SUBTOTAL 8. A	4,654,739	0.60%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open	15,939,588	2.04%
Call Option	21-Dec-2018	400,000	0.05%

SUBTOTAL 8. B 1	16,339,588	2.09%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Refer to the Annexure

SUBTOTAL 8.B.2	26,370,085	3.38%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		3.35%	3.35%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.
Goldman Sachs Asset Management International Holdings L.L.C.
Goldman Sachs Asset Management Co., Ltd.

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi
Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error. General email contact: gs-regops-emea-position-enquiries@gs.com

Place of completion	London, UK
Date of completion	26/09/2018

Natalie White
Deputy Company Secretary
Pearson plc

28 September 2018

Annexure
B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration datex	Exercise/Conversion periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

CFD	10-Dec-2025		Cash	3,181,985	0.41%
CFD	23-Sep-2020		Cash	2,464,000	0.32%
Swap	7-May-2019		Cash	1,896,936	0.24%
CFD	10-Apr-2028		Cash	1,576,754	0.20%
CFD	15-Sep-2028		Cash	1,305,000	0.17%
CFD	20-Oct-2027		Cash	1,299,697	0.17%
CFD	9-Sep-2021		Cash	1,241,970	0.16%
Swap	28-Jul-2021		Cash	1,117,225	0.14%
Swap	28-Jul-2021		Cash	757,148	0.10%
Swap	21-May-2019		Cash	622,194	0.08%
CFD	29-Oct-2027		Cash	525,035	0.07%
CFD	9-Sep-2021		Cash	376,104	0.05%
Swap	7-May-2019		Cash	344,973	0.04%
CFD	27-Oct-2027		Cash	333,350	0.04%
CFD	15-Jul-2021		Cash	328,703	0.04%
CFD	16-Jun-2028		Cash	328,703	0.04%
CFD	20-Oct-2027		Cash	327,767	0.04%
CFD	20-Oct-2027		Cash	291,096	0.04%
Swap	7-May-2019		Cash	262,835	0.03%
CFD	19-May-2027		Cash	253,415	0.03%
Swap	3-Feb-2023		Cash	250,801	0.03%
CFD	14-Sep-2028		Cash	248,735	0.03%
CFD	24-Mar-2028		Cash	219,000	0.03%
CFD	21-Jun-2028		Cash	215,370	0.03%
CFD	23-Aug-2028		Cash	204,000	0.03%
Swap	28-Jul-2021		Cash	203,317	0.03%
Swap	2-Feb-2023		Cash	198,606	0.03%
Swap	17-Sep-2020		Cash	189,942	0.02%
CFD	10-Apr-2028		Cash	175,149	0.02%
Swap	28-Jul-2021		Cash	170,231	0.02%
CFD	12-Jun-2028		Cash	156,757	0.02%
CFD	18-Sep-2028		Cash	133,410	0.02%
CFD	20-Sep-2028		Cash	132,450	0.02%
Swap	28-Jul-2021		Cash	131,070	0.02%
CFD	22-Sep-2028		Cash	128,710	0.02%
CFD	25-Apr-2019		Cash	124,313	0.02%
CFD	25-Feb-2027		Cash	122,707	0.02%
Swap	7-May-2019		Cash	121,966	0.02%
Swap	5-Sep-2019		Cash	120,300	0.02%
Swap	3-Feb-2023		Cash	117,797	0.02%
CFD	25-Feb-2027		Cash	117,407	0.02%
Swap	22-Mar-2019		Cash	113,300	0.01%
CFD	5-Nov-2027		Cash	111,297	0.01%
CFD	12-Jul-2023		Cash	105,663	0.01%
CFD	17-Jul-2028		Cash	103,200	0.01%
CFD	10-Mar-2028		Cash	100,952	0.01%
CFD	11-Aug-2028		Cash	100,000	0.01%
Swap	2-Feb-2023		Cash	93,281	0.01%
CFD	1-Mar-2028		Cash	92,133	0.01%
CFD	14-Sep-2028		Cash	90,603	0.01%
CFD	13-Jul-2021		Cash	88,750	0.01%
Swap	14-Jun-2023		Cash	86,565	0.01%
Swap	12-Jul-2023		Cash	84,590	0.01%
CFD	15-Sep-2028		Cash	73,785	0.01%
Swap	7-Jul-2023		Cash	73,094	0.01%
CFD	11-Aug-2023		Cash	72,090	0.01%
Swap	5-Sep-2019		Cash	72,000	0.01%
Swap	7-May-2019		Cash	71,570	0.01%
CFD	25-Apr-2019		Cash	69,385	0.01%
Swap	3-Feb-2023		Cash	68,758	0.01%
CFD	10-Jul-2019		Cash	63,409	0.01%
CFD	27-Sep-2028		Cash	62,740	0.01%
Swap	15-Jun-2023		Cash	57,709	0.01%
Swap	7-May-2019		Cash	57,156	0.01%
Swap	5-Sep-2019		Cash	55,700	0.01%
CFD	17-Jul-2028		Cash	55,000	0.01%
Swap	2-Feb-2023		Cash	54,448	0.01%
CFD	14-Jan-2021		Cash	52,932	0.01%
Call Option	20-Nov-2018		Cash	51,966	0.01%
CFD	25-Apr-2019		Cash	50,000	0.01%
CFD	1-Sep-2028		Cash	50,000	0.01%
CFD	21-Sep-2028		Cash	50,000	0.01%
CFD	18-Sep-2028		Cash	48,590	0.01%
CFD	20-Sep-2028		Cash	48,250	0.01%
CFD	25-Sep-2028		Cash	47,916	0.01%
CFD	22-Sep-2028		Cash	46,890	0.01%
CFD	25-Feb-2027		Cash	46,703	0.01%
Call Option	21-Nov-2018		Cash	46,501	0.01%
CFD	21-Jan-2028		Cash	44,488	0.01%
CFD	14-Jan-2021		Cash	44,301	0.01%
Swap	1-Feb-2023		Cash	43,214	0.01%
Swap	21-Nov-2018		Cash	42,200	0.01%
CFD	25-Apr-2019		Cash	41,002	0.01%
Swap	14-Jun-2023		Cash	40,052	0.01%
CFD	16-Sep-2019		Cash	38,912	0.005%
Call Option	3-Oct-2018		Cash	38,747	0.005%
Swap	12-Jul-2023		Cash	37,897	0.005%
CFD	21-Jul-2028		Cash	34,000	0.004%
Swap	7-Jul-2023		Cash	32,746	0.004%
CFD	17-Jul-2023		Cash	32,600	0.004%
CFD	14-Jul-2023		Cash	30,500	0.004%
Swap	12-Jun-2023		Cash	30,225	0.004%
CFD	25-Apr-2019		Cash	29,469	0.004%
CFD	10-Mar-2028		Cash	28,516	0.004%
CFD	1-Mar-2028		Cash	28,427	0.004%
CFD	18-Sep-2019		Cash	27,748	0.004%
CFD	25-Sep-2028		Cash	27,600	0.004%
CFD	22-Sep-2028		Cash	27,275	0.003%
CFD	15-Sep-2028		Cash	26,877	0.003%
Swap	15-Jun-2023		Cash	26,702	0.003%
CFD	13-Sep-2028		Cash	26,000	0.003%
CFD	6-Jul-2023		Cash	25,488	0.003%
CFD	25-Apr-2019		Cash	24,541	0.003%
Swap	14-Jun-2023		Cash	23,383	0.003%
CFD	9-Aug-2028		Cash	23,172	0.003%
CFD	27-Sep-2028		Cash	22,860	0.003%
Swap	17-Sep-2020		Cash	22,452	0.003%
CFD	27-Feb-2023		Cash	22,174	0.003%
Swap	12-Jul-2023		Cash	22,173	0.003%
CFD	25-Sep-2028		Cash	20,406	0.003%
Swap	1-Feb-2023		Cash	20,297	0.003%
CFD	17-Jul-2023		Cash	20,200	0.003%
Swap	7-Jul-2023		Cash	19,160	0.002%
Swap	5-Sep-2019		Cash	18,900	0.002%
Swap	28-Mar-2019		Cash	16,200	0.002%
Swap	30-Apr-2019		Cash	15,800	0.002%
Swap	22-May-2020		Cash	15,796	0.002%
Swap	15-Jun-2023		Cash	15,589	0.002%
Swap	7-May-2019		Cash	15,465	0.002%
CFD	21-Jul-2028		Cash	15,000	0.002%
Swap	28-Nov-2018		Cash	14,300	0.002%
Swap	12-Jun-2023		Cash	13,985	0.002%
Swap	22-May-2020		Cash	12,597	0.002%
Swap	1-Feb-2023		Cash	11,847	0.002%
CFD	26-Jun-2019		Cash	11,475	0.001%
Swap	29-Nov-2018		Cash	10,900	0.001%
Swap	5-Sep-2019		Cash	10,800	0.001%
CFD	31-Aug-2028		Cash	10,753	0.001%
Swap	6-Feb-2019		Cash	10,500	0.001%
CFD	27-Jan-2028		Cash	10,388	0.001%
CFD	27-Feb-2023		Cash	8,890	0.001%
Swap	12-Jun-2023		Cash	8,165	0.001%
CFD	12-Jul-2028		Cash	8,100	0.001%
Swap	22-May-2020		Cash	7,925	0.001%
CFD	23-Aug-2028		Cash	7,900	0.001%
CFD	25-Apr-2019		Cash	7,650	0.001%
Swap	22-May-2020		Cash	7,437	0.001%
Swap	22-May-2020		Cash	6,834	0.001%
Swap	22-May-2020		Cash	6,153	0.001%
CFD	16-Aug-2028		Cash	5,027	0.001%
CFD	22-Sep-2028		Cash	5,004	0.001%
CFD	15-Dec-2027		Cash	5,000	0.001%
CFD	8-Mar-2028		Cash	5,000	0.001%
CFD	12-May-2028		Cash	5,000	0.001%
CFD	6-Sep-2028		Cash	4,764	0.001%
Swap	22-May-2020		Cash	3,941	0.001%
CFD	17-Aug-2028		Cash	3,940	0.001%
Swap	5-Sep-2019		Cash	3,900	0.0005%
CFD	25-Apr-2019		Cash	3,060	0.0004%
Swap	22-May-2020		Cash	3,050	0.0004%
Swap	22-May-2020		Cash	2,857	0.0004%
CFD	27-Sep-2028		Cash	2,723	0.0003%
CFD	27-Jan-2028		Cash	2,578	0.0003%
CFD	27-Jan-2028		Cash	2,444	0.0003%
CFD	16-Aug-2028		Cash	2,170	0.0003%
CFD	3-Aug-2028		Cash	2,055	0.0003%
CFD	27-Sep-2028		Cash	1,900	0.0002%
CFD	14-Aug-2028		Cash	1,790	0.0002%
Swap	22-May-2020		Cash	1,768	0.0002%
CFD	3-Jul-2028		Cash	1,700	0.0002%
CFD	6-Sep-2028		Cash	1,700	0.0002%
CFD	28-Jun-2028		Cash	1,500	0.0002%
CFD	10-Aug-2028		Cash	1,231	0.0002%
CFD	26-Jul-2028		Cash	1,200	0.0002%
CFD	18-Sep-2028		Cash	1,049	0.0001%
CFD	16-Jun-2028		Cash	1,000	0.0001%
CFD	27-Jan-2028		Cash	961	0.0001%
CFD	2-Aug-2028		Cash	900	0.0001%
CFD	24-May-2028		Cash	853	0.0001%
CFD	7-Sep-2028		Cash	800	0.0001%
CFD	5-Jul-2028		Cash	700	0.0001%
CFD	23-Aug-2028		Cash	600	0.0001%
CFD	21-Sep-2028		Cash	600	0.0001%
CFD	14-Sep-2028		Cash	579	0.0001%
CFD	31-Aug-2028		Cash	545	0.0001%
Call Option	26-Sep-2018		Cash	506	0.0001%
CFD	18-Aug-2028		Cash	500	0.0001%
Swap	22-May-2020		Cash	461	0.0001%
CFD	8-Sep-2028		Cash	437	0.0001%
Swap	22-May-2020		Cash	419	0.0001%
CFD	21-Aug-2028		Cash	400	0.0001%
CFD	30-Jun-2028		Cash	393	0.0001%
CFD	11-Aug-2023		Cash	352	0.00005%
Swap	22-May-2020		Cash	329	0.00004%
Swap	22-May-2020		Cash	323	0.00004%
CFD	25-Sep-2028		Cash	315	0.00004%
CFD	5-Jun-2028		Cash	300	0.00004%
CFD	28-Jul-2028		Cash	300	0.00004%
CFD	1-Jun-2028		Cash	200	0.00003%
CFD	14-Jun-2028		Cash	200	0.00003%
CFD	7-Aug-2028		Cash	200	0.00003%
CFD	24-Aug-2028		Cash	193	0.00002%
CFD	2-Aug-2028		Cash	150	0.00002%
CFD	5-Jul-2028		Cash	135	0.00002%
CFD	8-Sep-2028		Cash	128	0.00002%
CFD	27-Sep-2028		Cash	123	0.00002%
CFD	25-May-2028		Cash	100	0.00001%
CFD	19-Jun-2028		Cash	100	0.00001%
CFD	28-Jun-2028		Cash	100	0.00001%
CFD	17-Jul-2028		Cash	100	0.00001%
CFD	9-Aug-2028		Cash	100	0.00001%
CFD	23-Aug-2028		Cash	100	0.00001%
CFD	13-Sep-2028		Cash	100	0.00001%
CFD	14-Sep-2028		Cash	100	0.00001%
CFD	27-Sep-2028		Cash	27	0.000003%
CFD	25-Sep-2028		Cash	1	0.0000001%
Total Number of voting rights and percentage of voting rights				26,370,085	3.38%

Additional information: Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 28 September 2018
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary